FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

FILE NO. 001-11130

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February 10, 2016

Results of Nokia’s reopened public exchange offer for Alcatel-Lucent securities: Nokia to hold approximately 91% of the share capital of Alcatel-Lucent

Nokia Corporation

Stock Exchange Release

February 10, 2016 at 11:15 (CET +1)

Results of Nokia’s reopened public exchange offer for Alcatel-Lucent securities: Nokia to hold approximately 91% of the share capital of Alcatel-Lucent

Espoo, Finland – The French stock market authority, Autorité des Marchés Financiers (the “AMF”), today published the results of the reopened offer period of Nokia’s public exchange offer for Alcatel-Lucent securities in France and in the United States (the “Reopened Offer”).

426 695 572 Alcatel-Lucent ordinary shares, 52 286 499 American depositary shares (“ADSs”), 4 795 096 OCEANE 2018 convertible bonds, 19 971 720 OCEANE 2019 convertible bonds, and 56 644 832 OCEANE 2020 convertible bonds have been tendered into the Reopened Offer in France and/or in the U.S (Alcatel-Lucent shares, ADSs and convertible bonds together the “Alcatel-Lucent Securities”). As a consequence, following settlement of the Reopened Offer which is expected to occur on February 12, 2016, Nokia will hold 91.25% of the share capital and at least 91.17% of the voting rights of Alcatel Lucent, 99.62% of the outstanding OCEANE 2018 convertible bonds, 37.18% of the outstanding OCEANE 2019 convertible bonds, and 68.17% of the outstanding OCEANE 2020 convertible bonds. This equates to Nokia holding 88.07% of the share capital on a fully diluted basis.

Nokia will convert all of the OCEANE convertible bonds it will hold following settlement of the Reopened Offer on February 12, 2016. Consequently, less than 15% of the 2018 OCEANE convertible bonds will be outstanding and Nokia will cause Alcatel-Lucent to redeem at par value, plus accrued interest from the date the interest was last paid, to the date set for the early redemption all of the outstanding 2018 OCEANE convertible bonds, pursuant to the terms and conditions of such OCEANE convertible bonds. After the conversion of the OCEANE convertible bonds tendered into the Reopened Offer at the applicable improved conversion ratios, Nokia will hold 92.34% of the share capital and at least 92.26% of the voting rights of Alcatel-Lucent.

As previously announced, the Alcatel-Lucent ADS program will be terminated following the settlement of the Reopened Offer, on February 24, 2016, and Nokia intends to cause Alcatel-Lucent to delist Alcatel-Lucent’s ADSs from the New York Stock Exchange (“NYSE”) and, subject to applicable law, deregister Alcatel-Lucent’s ADSs under U.S. securities laws.

Based on the results of the Reopened Offer Nokia will issue 320 701 193 new shares (“Shares”, each a “Share”) as consideration for the Alcatel-Lucent Securities tendered into the Reopened Offer. The Shares will be issued in deviation from shareholders’ pre-emptive right to subscription based on a resolution by the Board of Directors on January 6, 2016 and an authorization by the Extraordinary General Meeting held on December 2, 2015.

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The Shares will be paid by contribution in kind with Alcatel-Lucent Securities that have been tendered into the Reopened Offer. The subscription price will be recorded in Nokia’s fund for invested non-restricted equity and, consequently, Nokia’s share capital will remain unchanged at EUR 245 896 461.96.

Nokia expects to register the Shares with the Finnish Trade Register on February 12, 2016. After the registration the total number of Nokia’s shares will equal 5 769 443 837. The Shares will carry the right to dividends and all other shareholder rights as of the registration date. The trading in the Shares is expected to commence on Nasdaq Helsinki and Euronext Paris as of February 15, 2016 and the trading in the new Nokia ADSs representing the Shares to commence on the NYSE as of February 15, 2016. The delivery by Euronext Paris of the new Nokia Shares to the relevant financial intermediaries of Alcatel-Lucent security holders is expected on February 15, 2016 and the new Nokia ADSs are expected to be registered in the name of the former registered Alcatel-Lucent ADS holders on February 12, 2016.

About Nokia

Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. www.nokia.com

ENQUIRIES

Media Enquiries:

Nokia Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Investor Enquiries:

Nokia Investor Relations

Tel. +358 4080 3 4080

Email: investor.relations@nokia.com

Microsite details

Further information on the transaction can be found at: www.newconnectivity.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

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FORWARD-LOOKING STATEMENTS

This stock exchange release contains forward-looking statements that reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “believe,” “will”, “would” and similar expressions. These forward-looking statements include statements relating to: the expected date of settlement of the reopened offer; the holding of Nokia in Alcatel-Lucent following settlement of the reopened offer; Nokia’s intentions with respect to the Alcatel-Lucent American Depositary Shares (“ADSs”) after the settlement of the reopened offer; and Nokia’s intentions with respect to the redemption of the OCEANEs. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and views of future events and developments. Risks and uncertainties include: regulatory and contractual restrictions applicable to Nokia’s transactions in Alcatel Lucent securities; and the impact on the combined company (after giving effect to the transaction with Alcatel Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel Lucent have filed with the SEC. Any forward-looking statements made in this stock exchange release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This stock exchange release relates to the public exchange offer by Nokia to exchange all of the ordinary shares, ADSs and convertible securities issued by Alcatel Lucent for new ordinary shares and ADSs of Nokia. This stock exchange release is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO; the Registration Statement on Form F-4 (the “Registration Statement”) (Registration No. 333- 206365) or the Solicitation / Recommendation Statement on Schedule 14D-9 each filed with the SEC, the listing prospectus and listing prospectus supplement of Nokia filed with the Finnish Financial Supervisory Authority or Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse) filed with the Autorité des marchés financiers (“AMF”) on October 29, 2015 and which received the visa of the AMF on

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November 12, 2015 (including the letters of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The exchange offer is being made only through the Exchange Offer Documents.

The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. The exchange offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE EXCHANGE OFFER.

The information contained in this stock exchange release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel Lucent with the SEC, as applicable, are available free of charge at the SEC’s website (www.sec.gov).

Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse), which received visa No. 15-573 and No. 15-574 respectively from the AMF, containing detailed information with regard to the exchange offer, are available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com).